UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

AND EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission file number

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

National Interstate Savings and Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

National Interstate Corporation

3250 Interstate Drive

Richfield, Ohio 44286-9000

NATIONAL INTERSTATE

SAVINGS AND PROFIT SHARING PLAN

FINANCIAL STATEMENTS

WITH

REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2012

INDEX

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statement of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 -10

Supplemental Schedule:

Schedule of Assets Held for Investment Purposes at End of Year	11

EX-23.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator

National Interstate Savings and Profit Sharing Plan

Richfield, Ohio

We have audited the accompanying Statement of Net Assets Available for Benefits of the NATIONAL INTERSTATE SAVINGS AND PROFIT SHARING PLAN as of December 31, 2012 and 2011, and the related Statement of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  MEADEN & MOORE, LTD.

Certified Public Accountants

June 21, 2013

Cleveland, Ohio

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

National Interstate

Savings and Profit Sharing Plan

	December 31
	2012	2011
ASSETS
Receivables:
Receivable – Employer contributions	$807,092	$840,894
Notes receivable from participants	485,118	462,088

Total Receivables	1,292,210	1,302,982

Investments (at fair value):
JP Morgan Smart Retirement 2020	1,951,908	—
American Funds Growth Fund of America	1,888,009	1,417,853
MFS Value	1,834,041	539,203
JP Morgan Smart Retirement 2030	1,755,825	—
Thornburg International Value	1,636,633	1,366,151
Oppenheimer Main Street Small Cap	1,567,050	1,296,618
Fixed Fund	1,402,844	1,730,523
Franklin Strategic Income	1,337,726	1,094,815
PIMCO Total Return Fund	848,952	758,720
JP Morgan Smart Retirement 2045	782,591	—
National Interstate Corporation Stock Fund	649,450	475,214
JP Morgan Smart Retirement 2010	475,731	—
Victory Special Value	370,183	362,674
JP Morgan Smart Retirement 2025	323,135	—
JP Morgan Smart Retirement 2040	213,585	—
DWS S&P 500 Index Fund	206,675	—
JP Morgan Smart Retirement 2015	113,648	—
JP Morgan Smart Retirement Income	105,628	—
AllianceBernstein Global Bond Fund	92,684	—
JP Morgan Smart Retirement 2035	80,992	—
JP Morgan Smart Retirement 2050	57,527	—
Eaton Vance Income Fund	49,384	—
American CNT Livestrong 2045	—	646,803
Eaton Vance Large Cap Value	—	1,091,359
MFS Conservative Allocation	—	505,053
MFS Lifetime Retirement Income	—	201,027
MFS Lifetime 2010	—	407,244
MFS Lifetime 2020	—	1,209,591
MFS Lifetime 2030	—	1,268,564

Total Investments	17,744,201	14,371,412

Total Assets	19,036,411	15,674,394

LIABILITIES	—	—

Net Assets Reflecting all Investments at Fair Value	19,036,411	15,674,394

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(31,756)	2,826

Net Assets Available for Benefits	$19,004,655	$15,677,220

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

National Interstate

Savings and Profit Sharing Plan

	Year Ended December 31
	2012	2011
Additions to Net Assets Attributed to:
Contributions:
Employer	$807,092	$840,894
Participants	1,671,162	1,551,600
Rollovers	291,235	1,490,045

Total Contributions	2,769,489	3,882,539

Interest income on notes receivable from participants	17,326	17,705
Net unrealized / realized appreciation (depreciation)	2,009,732	(390,735)

Total Additions	4,796,547	3,509,509

Deductions from Net Assets Attributed to:
Benefits paid to participants	1,467,156	1,251,520
Administrative expenses	1,956	2,100

Total Deductions	1,469,112	1,253,620

Net Increase	3,327,435	2,255,889

Net Assets Available for Benefits:
Beginning of the Year	15,677,220	13,421,331

End of the Year	$19,004,655	$15,677,220

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

National Interstate

Savings and Profit Sharing Plan

1	Description of Plan

The following description of the National Interstate Savings and Profit Sharing Plan (“Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General:

The Plan, which began March 30, 1989, is a defined contribution plan covering all employees of National Interstate Corporation and its Subsidiaries (“Company”) who meet the hour and age requirements. During 2011, the Plan was amended for updates to the Heroes Earnings Assistance and Relief Tax Act of 2008 (“HEART” Act) and the Worker, Retiree and Employer Recovery Act of 2008 (“WRERA” Act).

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

As of January 1, 2012, the Plan added a Roth option which allows participants to make after-tax contributions to their accounts.

Effective January 1, 2012, the Plan has been amended to no longer allow for premature distribution of rolled over accounts after this date.

Eligibility:

An eligible employee shall become a participant in the Plan as of the first day of the first month coinciding with or next following the date on which the employee who has attained the age of 18 was hired.

Contributions:

Cash or Deferred Option – Participants may elect to contribute to the Plan 1% to 100% of their compensation by the Company on a pre-tax basis and/or Roth contributions subject to the dollar limit, which is set by law.

Participants who are 50 years or older on the last day of the Plan year are eligible to contribute an additional catch-up contribution up to the limit imposed by law. The catch-up limit for 2012 and 2011 was $5,500.

Employer Contributions – The Company may make discretionary profit sharing contributions. These contributions are allocated to participants who meet the eligibility requirements to share in the contribution for the Plan year. Employees must complete a year of service during the Plan year and be actively employed on the last day of the Plan year to share in this discretionary profit sharing contribution. Employees will have completed a year of service for purposes of receiving a discretionary profit sharing contribution if they are credited with at least 1,000 hours of service during a Plan year.

The contribution is an amount equal to a specified percentage of employees’ compensation as determined by the Company. The Company made contributions of $807,092 and $840,894 for the years ended 2012 and 2011, respectively.

Rollover contributions from other plans are also accepted provided certain specified conditions are met.

Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code as defined in the Plan agreement.

NOTES TO FINANCIAL STATEMENTS

National Interstate

Savings and Profit Sharing Plan

1	Description of Plan, Continued

Participants’ Accounts:

401(k) Accounts – Each participant’s account is credited with the participant’s elective contributions, employer discretionary contributions, earnings and losses thereon.

Vesting:

All participants are 100% vested in elective deferrals and rollover contributions made to the Plan. Participants become 100% vested in Company contributions made prior to December 31, 2006, after five years of service and contributions made subsequent to December 31, 2006, after three years of service.

Forfeitures:

Forfeited non-vested accounts totaled $35,190 and $8,935 as of December 31, 2012 and 2011, respectively. The Company utilizes forfeiture amounts to pay Plan administrative expenses and reduce employer contributions.

Notes Receivable from Participants:

Loans are permitted under certain circumstances and are subject to limitations. The minimum loan amount is $1,000 and only two loans can be outstanding at any time. The maximum loan amount is equal to the lesser of 50% of their vested balance or $50,000 in accordance with the Department of Labor’s regulations. Loans are repaid over a period not to exceed five years with exceptions for the purchase of a primary residence.

The loans are secured by the balance in the participant’s account and bear interest. The Administrator determines a reasonable rate of interest, which is currently prime plus 1%. Principal and interest are paid ratably through payroll deductions.

Other Plan Provisions:

Normal retirement age is 65; however, a participant may elect early retirement on or after age 55. The Plan also provides for early payment of benefits after reaching age 59-1/2.

Payment of Benefits:

Upon termination of service by reason of retirement, death or total and permanent disability, a participant receives a lump sum amount equal to the vested value of his or her account unless another form of payment is elected.

Hardship Withdrawals:

Hardship withdrawals are permitted in accordance with Internal Revenue Service guidelines.

Investment Options:

Upon enrollment in the Plan, a participant may direct his or her contributions in any of the investment options offered by the Plan.

NOTES TO FINANCIAL STATEMENTS

National Interstate

Savings and Profit Sharing Plan

2	Summary of Significant Accounting Policies

Basis of Accounting:

The Plan’s transactions are reported on the accrual basis of accounting. Registered investment companies and common collective trusts are reported at fair market value as of the balance sheet date. Fair market values represent quoted market prices or, if quoted market prices are not available, estimated fair values as determined by a registered broker or investment banker. The fair value of the common collective trust, or investment contracts, are calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. Loans are valued at cost, which approximates fair value.

As described in Financial Accounting Standards Board Staff Position ASC-962, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets during the reporting period. Actual results could differ from those estimates.

Administrative Fees:

Substantially all administrative fees are paid by the Company.

Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Upon full termination of the Plan, the Employer shall direct the distribution of the assets of the Trust Fund to participants in a manner which is consistent with and satisfies the Distribution of Benefits provision of the Plan. Distributions to a participant shall be made in cash or through the purchase of irrevocable nontransferable deferred commitments from an insurer.

Risks and Uncertainties:

The Plan’s investments include investments in registered investment companies and a common collective trust that have varying degrees of risk, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Statement of Net Assets Available for Plan Benefits.

NOTES TO FINANCIAL STATEMENTS

National Interstate

Savings and Profit Sharing Plan

2	Summary of Significant Accounting Policies, Continued

Reclassifications:

Certain prior year amounts have been reclassified to conform with the current year’s presentation.

Subsequent Events:

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Events or transactions occurring subsequent to December 31, 2012 and prior to the date of filing have been evaluated for potential recognition or disclosure herein.

3	Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards.” ASU 2011-04 was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This pronouncement was effective for reporting periods beginning on or after December 15, 2011, with early adoption prohibited. The new guidance required prospective application. The adoption of this pronouncement did not have a material impact on the Plan’s financial statements.

4	Tax Status

The Plan sponsor has obtained an opinion letter dated December 1, 2011 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Though the Plan has been amended, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more-likely-than-not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

The Plan Administrator believes it is no longer subject to income tax examinations prior to 2009.

NOTES TO FINANCIAL STATEMENTS

National Interstate

Savings and Profit Sharing Plan

5	Investments

The Plan’s funds are invested in the various registered investment companies and a common collective trust through Hartford Retirement Services. Investments which constitute more than 5% of the Plan’s net assets are:

	2012	2011
JP Morgan Smart Retirement 2020	$1,951,908	N/A
American Funds Growth Fund of America	$1,888,009	$1,417,853
MFS Value	$1,834,041	N/A
JP Morgan Smart Retirement 2030	$1,755,825	N/A
Thornburg International Value	$1,636,633	$1,366,151
Oppenheimer Main Street Small Cap	$1,567,050	$1,296,618
Fixed Fund	$1,402,844	$1,730,523
Franklin Strategic Income	$1,337,726	$1,094,815
MFS Lifetime 2030	N/A	$1,268,564
MFS Lifetime 2020	N/A	$1,209,591
Eaton Vance Large Cap Value	N/A	$1,091,359

Net appreciation (depreciation) in the fair value of investments for the years ended December 31 is as follows:

	2012	2011
Mutual Funds	$1,879,276	$(457,891)
Company Stock Fund	125,645	65,263
Common Collective Trust	4,811	1,893

Appreciation/(Depreciation)	$2,009,732	$(390,735)

6	Party-in-Interest Transactions

Certain Plan investments in 2012 and 2011 are registered investment companies managed by Reliance Trust Company and common stock of the Plan sponsor. Therefore, these transactions qualify as party-in-interest. Usual and customary fees were paid by the mutual fund for the investment management and administrative services.

7	Investment Contract with Insurance Company

The Plan entered into benefit-responsive contracts with Hartford Retirement Services. Hartford Retirement Services maintain the contributions in a general account. The account represents contributions and reinvested income, less any withdrawals plus accrued interest because the investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. However, withdrawals influenced by Company-initiated events, such as in connection with the sale of a business, may result in a distribution other than at contract value.

NOTES TO FINANCIAL STATEMENTS

National Interstate

Savings and Profit Sharing Plan

7	Investment Contract with Insurance Company, Continued

As described in Note 2, because the contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the MFS Fixed Fund. Contract value, as reported by Hartford Retirement Services, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. In 2012 and 2011, the crediting interest rate with Hartford Retirement for the common collective trust was a rate not less than 0%, respectively. The interest rate is reviewed periodically for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. The Plan Administrator does not believe that the occurrence of any such value event that would limit the Plan’s ability to transact at contract value with participants is probable.

The average yield and crediting interest rate of the contract with Hartford Retirement Services was 1.09% and 1.72% during the year ended December 31, 2012, and 1.66% and 1.17% during the year ended December 31, 2011.

	Fixed Fund
	Investments at Fair Value	Adjustment to Contract Value	Investments at Contract Value
2012	$1,402,844	$(31,756)	$1,371,088
2011	$1,730,523	$2,826	$1,733,349

8	Fair Value Measurements

The Company must determine the appropriate level in the fair value hierarchy for each applicable fair value measurement. The fair value hierarchy prioritizes the inputs, which refer broadly to assumptions market participants would use in pricing an asset or liability into three levels. It gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities, and the lowest priority to unobservable inputs. The level in the fair value hierarchy within which a fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Plan uses data from outside sources, including nationally recognized pricing services in establishing fair value.

Level 1 inputs are quoted prices (unadjusted) in active markets for identical securities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices within Level 1 that are observable for the security, either directly or indirectly. Level 2 inputs include quoted prices for similar securities in active markets, quoted prices for identical or similar securities that are not active and observable inputs other than quoted prices, such as interest rate and yield curves. Level 3 inputs are unobservable inputs for the asset or liability. The Company uses the market approach valuation technique for all investments.

NOTES TO FINANCIAL STATEMENTS

National Interstate

Savings and Profit Sharing Plan

8	Fair Value Measurements, Continued

Level 1 consists of mutual funds that are registered investment companies and whose fair values are based on net asset values (“NAV’s”) that are readily and regularly available in an active market and a company common stock fund whose fair value is based on quoted prices of the Company’s common stock, which is readily and regularly available in an active market. Level 2 consists of a common collective trust whose fair value is based on quoted prices in both markets that are active and not active. There are no Level 3 investments at December 31, 2012 and 2011.

The following table presents the financial instruments carried at fair value, on a recurring basis, as of December 31, 2012, by valuation hierarchy (as described previously).

	December 31, 2012
	Level 1	Level 2	Total
Investments:
Mutual funds:
Target date funds	$5,754,942	$—	$5,754,942
Balanced funds	105,628	—	105,628
Growth funds	7,502,591	—	7,502,591
Fixed income funds	2,328,746	—	2,328,746

Total mutual funds	15,691,907	—	15,691,907
Company stock fund	649,450	—	649,450
Common collective trust	—	1,402,844	1,402,844

Total investments	$16,341,357	$1,402,844	$17,744,201

The following table presents the financial instruments carried at fair value, on a recurring basis, as of December 31, 2011, by valuation hierarchy (as described previously).

	December 31, 2011
	Level 1	Level 2	Total
Investments:
Mutual funds:
Target date funds	$3,532,202	$—	$3,532,202
Balanced funds	706,080	—	706,080
Growth funds	6,073,858	—	6,073,858
Fixed income funds	1,853,535	—	1,853,535

Total mutual funds	12,165,675	—	12,165,675
Company stock fund	475,214	—	475,214
Common collective trust	—	1,730,523	1,730,523

Total investments	$12,640,889	$1,730,523	$14,371,412

The Company uses the end of the reporting period as its policy for determining transfers into and out of each level. There were no transfers between Level 1 and Level 2 during the years ended December 31, 2012 and 2011.

9	Subsequent Events

As of January 1, 2013, Massachusetts Mutual Life Insurance Company (together, with its affiliates, “MassMutual”) acquired the Hartford’s Retirement Plans business.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

Form 5500, Schedule H, Part IV, Line 4i

National Interstate

Savings and Profit Sharing Plan

34-1607396

Plan Number 001

December 31, 2012

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	JP Morgan Smart Retirement 2020	Registered Investment Company	N/A	$1,951,908
*	American Funds Growth Fund of America - R3	Registered Investment Company	N/A	1,888,009
*	MFS Value	Registered Investment Company	N/A	1,834,041
*	JP Morgan Smart Retirement 2030	Registered Investment Company	N/A	1,755,825
*	Thornburg International Value	Registered Investment Company	N/A	1,636,633
*	Oppenheimer Main Street Small Cap	Registered Investment Company	N/A	1,567,050
*^^	Fixed Fund	Common Collective Trust	N/A	1,371,088
*	Franklin Strategic Income	Registered Investment Company	N/A	1,337,726
*	PIMCO Total Return Fund	Registered Investment Company	N/A	848,952
*	JP Morgan Smart Retirement 2045	Registered Investment Company	N/A	782,591
*	National Interstate Corporation Stock Fund	Common Stock	N/A	649,450
*	JP Morgan Smart Retirement 2010	Registered Investment Company	N/A	475,731
*	Victory Special Value	Registered Investment Company	N/A	370,183
*	JP Morgan Smart Retirement 2025	Registered Investment Company	N/A	323,135
*	JP Morgan Smart Retirement 2040	Registered Investment Company	N/A	213,585
*	DWS S&P 500 Index Fund	Registered Investment Company	N/A	206,675
*	JP Morgan Smart Retirement 2015	Registered Investment Company	N/A	113,648
*	JP Morgan Smart Retirement Income	Registered Investment Company	N/A	105,628
*	AllianceBernstein Global Bond Fund	Registered Investment Company	N/A	92,684
*	JP Morgan Smart Retirement 2035	Registered Investment Company	N/A	80,992
*	JP Morgan Smart Retirement 2050	Registered Investment Company	N/A	57,527
*	Eaton Vance Income Fund	Registered Investment Company	N/A	49,384

		Subtotal investments		17,712,445
*	Participant Loans	(interest at 3.25% to 9.25% at various maturity dates)	N/A	485,118

				$18,197,563

*	Party-in-interest to the Plan.
^^	Amount reported at contract value.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

National Interstate Savings and Profit Sharing Plan

By:	/s/ Julie A. McGraw
Julie A. McGraw
Vice President and Chief Financial Officer

Date: June 21, 2013